# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FONAR CORP, CIK 0000355019
CUSIP: 344437108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 110 MARCUS DR, MELVILLE, Oklahoma (OK), 11747
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0001949366
Persons authorized to receive notices and communications: Timothy R. Damadian, FONAR, LLC, 265 Spagnoli Road, Melville, New York (NY), 11747, (516) 454-0700

## Reporting persons
- FONAR, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), bank loan (BK), working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FONAR Acquisition Sub, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bill Benham: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Breezy Mgmt., LLC.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Diamond: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Brianna Damadian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carl Erickson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carol Naglieri: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Charles Green: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cindy Hargrave: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cynthia B. Hrubes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Culver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dominick Nuzzo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- G5 Associates LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gaetano Sabatino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Krooss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gregory Heinemann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harold Tice: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Helen Damadian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hershowitz Limited Partnership: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HNA Management, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Joseph Flanagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Persoons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Janice Veroline: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jay Butterman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jevan Damadian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- John Dettori: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose Pizarro: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Justin Caico: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Karen Diethelm: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kristin Randazzo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kurt William Reimann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Louis Corradeno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Luciano B. Bonanni: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mark Decker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Megan Flanagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Carlin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mike Christie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peggy Anne McCann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Richard Alan Feigenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rob Viel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Bernstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert W. Heinemann Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roe Vella Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ronald Merhige: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ronald G. Lehman II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ronald Wagner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RYJOKA Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ryan Flanagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sid Prakash: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sophimage LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas Gemma: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Timothy Raymond Damadian (CIK 0001949366): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tresina O'Rawe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vincent Orrico: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wendy Heinemann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Xavier Patrick Rodrigo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: FONAR CORP
Address of issuer's principal executive offices: 110 MARCUS DR, MELVILLE, Oklahoma (OK), 11747
Comment:
This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D jointly filed with the U.S. Securities and Exchange Commission (the "Commission") on July 11, 2025 (the "Initial Schedule 13D") on behalf of: Timothy Raymond Damadian ("T. Damadian"), Luciano Benedetto Bonanni ("Bonanni"), Ronald George Lehman II ("Lehman"), Richard Alan Feigenbaum ("Feigenbaum"), Xavier Patrick Rodrigo ("Rodrigo"), Jevan Damadian ("J. Damadian"), James Joseph Flanagan ("J. Flanagan"), Kurt William Reimann ("K. Reimann"), Janice Veroline ("Veroline"), and James Persoons ("J. Persoons"), as previously amended by Amendment No. 1 filed with the Commission on July 17, 2025 ("Amendment No. 1") and Amendment No. 2 filed with the Commission on January 2, 2026 ("Amendment No. 2"), all with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of FONAR Corporation, a Delaware corporation (the "Issuer"). The foregoing natural persons on whose behalf the Initial Schedule 13D and Amendment No. 1 were jointly filed are hereinafter sometimes referred to, collectively, as the "Initial Reporting Persons." Amendment No. 2 was jointly filed on behalf of the Initial Reporting Persons as well as the following additional entities and natural persons (collectively, the "Additional Reporting Persons"): FONAR, LLC; FONAR Acquisition Sub, Inc.; Bill Benham ("Benham"); Breezy Mgmt., LLC. ("Breezy"); Robert Diamond ("Diamond"); Brianna Damadian ("B. Damadian"); Carl Erickson ("Erickson"); Carol Naglieri ("Naglieri"); Charles Green ("Green"); Cindy Hargrave ("Hargrave"); Cynthia B. Hrubes ("Hrubes"); Daniel Culver ("Culver"); Dominick Nuzzo ("Nuzzo"); G5 Associates, LLC ("G5"); Gaetano Sabatino ("Sabatino"); George Krooss ("Krooss"); Gregory Heinemann ("G. Heinemann"); Harold Tice ("Tice"); Helen Damadian ("H. Damadian"); Hershowitz Limited Partnership ("Hershowitz"); HNA Management, LLC ("HNA"); Jay Butterman ("Butterman"); John Dettori ("Dettori"); Jose Pizarro ("Pizarro"); Justin Caico ("Caico"); Karen Diethelm ("Diethelm"); Kristin Randazzo ("Randazzo"); Louis Corradeno ("Corradeno"); Mark Decker ("Decker"); Megan Flanagan ("M. Flanagan"); Michael Carlin ("Carlin"); Mike Christie ("Christie"); Peggy Anne McCann ("McCann"); Rob Viel ("Viel"); Robert Bernstein ("Bernstein"); Robert W. Heinemann, Jr. ("R. Heinemann"); Roe Vella Brown ("Vella Brown"); Ronald Merhige ("Merhige"); Ronald Wagner ("Wagner"); RYJOKA Holdings, LLC ("RYJOKA"); Ryan Flanagan ("R. Flanagan"); Sid Prakash ("Prakash"); Sophimage, LLC ("Sophimage"); Thomas Gemma ("Gemma"); Tresina O'Rawe ("O'Rawe"); Vincent Orrico ("Orrico"); and Wendy Heinemann ("W. Heinemann"). The foregoing persons, constituting all of the Initial Reporting Persons and Additional Reporting Persons, are hereinafter sometimes referred to, collectively, as "Reporting Persons" and, individually, as a "Reporting Person." The Initial Schedule 13D as supplemented and amended by Amendment No. 1 and Amendment No. 2, are collectively referred to in this Amendment No. 3 as the "Group Schedule 13D."

Except as specifically set forth in this Amendment No. 3, there are no changes or supplements to the information set forth in the Group Schedule 13D. Since the filing of Amendment No. 2, none of the Reporting Persons have acquired or disposed of any securities of the Issuer, including shares of Common Stock, except as specifically set forth in this Amendment No. 3.

The principal executive offices of the Issuer are located at 110 Marcus Drive, Melville, New York 11747. Unless specifically amended hereby, the disclosure set forth in the Group Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Group Schedule 13D and the exhibits incorporated by reference therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Group Schedule 13D is hereby amended and supplemented to incorporate the information set forth in Item 4 of this Amendment No. 3 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to include the following:

Merger Agreement

As previously reported, on December 23, 2025, the Issuer, FONAR, LLC, a Delaware limited liability company ("Acquisition LLC"), and FONAR Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Acquisition LLC ("Merger Co"), entered into an Agreement and Plan of Merger, dated as of December 23, 2025 (the "Merger Agreement"). T. Damadian is the sole manager of Acquisition LLC. On June 3, 2026 (the "Effective Date"), pursuant to the Merger Agreement, Merger Co merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Acquisition LLC.

Merger Consideration

At the effective time of the Merger, each outstanding share of Issuer Capital Stock and Issuer Class A Preferred Stock (collectively, "Shares") (other than (A) Shares owned by Acquisition LLC, the Issuer or any of their respective subsidiaries, including the Contributed Shares (as defined below) and securities held as treasury shares (collectively, "Excluded Shares") and (B) Shares held by the Issuer's stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the Delaware General Corporation Law) was converted into the right to receive cash in an amount equal to (i) $19.00 per Share of each of the Issuer's Common Stock and Issuer Class B Common Stock, (ii) $6.34 per Share of Issuer Class C Common Stock and (iii) $10.50 per Share of Issuer Class A Preferred Stock, in each instance, without interest and subject to deduction for any required withholding tax, as set forth in the Merger Agreement (such cash amount set forth in clause (i), (ii) or (iii), as applicable, the "Per Share Merger Consideration").

Contribution of Shares

As previously reported, the Issuer entered into equity subscription agreements (the "Equity Commitment Agreements") with the Reporting Persons that hold Shares of Issuer Capital Stock and/or Issuer Class A Preferred Stock (collectively, the "Rollover Stockholders"). Pursuant to the Equity Commitment Agreements, on the Effective Date, an aggregate of (A) 214,447 Shares of the Issuer's Common Stock, 254,964 Shares of Issuer Class C Common Stock and 11,708 Shares of Issuer Class A Preferred Stock (collectively, the "Contributed Shares"), were contributed to Acquisition LLC by the Rollover Stockholders. At the effective time of the Merger, all of the Excluded Shares, including the Contributed Shares, were cancelled and ceased to exist pursuant to the Merger Agreement, for no consideration.

As a result, the Reporting Persons ceased to own any Shares of the Issuer.

Delisting and Deregistration of Shares of Common Stock

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer's Common Stock will be delisted from the Nasdaq Stock Market LLC and deregistered under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (c) of the Group Schedule 13D are hereby amended and restated in their entirety as follows:

On April 21, 2026, Wagner sold 100 Shares of Common Stock, at a price per share of $18.80, through a broker on the open market. Pursuant to the terms of his Equity Commitment Agreement, on the Effective Date, Wagner contributed an amount of cash equal to the aggregate Per Share Merger Consideration for such Shares.

On June 3, 2026, the Nasdaq Stock Market LLC filed a Form 25 to delist the Common Stock, and the Shares were cancelled pursuant to the transactions discussed in Item 4. The Issuer expects to file a Form 15 in order to deregister all shares of Common Stock under the Exchange Act. Pursuant to the transactions discussed in Item 4, on the Effective Date, the Reporting Persons contributed to Acquisition LLC all Shares beneficially owned by the Reporting Persons (other than each Share for which any Reporting Person contributed cash in lieu of stock in accordance with the terms of the Equity Commitment Agreements, with respect to which such Reporting Person contributed an amount of cash equal to the Per Share Merger Consideration). At the effective time of the Merger, all of the Contributed Shares were cancelled and ceased to exist pursuant to the Merger Agreement, for no consideration, and the Reporting Persons ceased to own any equity securities of the Issuer.

Other than as described herein and elsewhere in the Group Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions discussed in Item 4, on June 3, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

## Signatures
- FONAR, LLC: /s/ Timothy Damadian, Timothy Damadian/Manager (06/03/2026)
- FONAR Acquisition Sub, Inc.: /s/ Timothy Damadian, Timothy Damadian/President (06/03/2026)
- Bill Benham: /s/Bill Benham, Bill Benham (06/03/2026)
- Breezy Mgmt., LLC.: /s/ Julie Eckert, Julie Eckert/Managing Member (06/03/2026)
- Robert Diamond: /s/ Robert Diamond, Robert Diamond (06/03/2026)
- Brianna Damadian: /s/ Brianna Damadian, Brianna Damadian (06/03/2026)
- Carl Erickson: /s/ Carl Erickson, Carl Erickson (06/03/2026)
- Carol Naglieri: /s/ Carol Naglieri, Carol Naglieri (06/03/2026)
- Charles Green: /s/ Charles Green, Charles Green (06/03/2026)
- Cindy Hargrave: /s/ Cindy Hargrave, Cindy Hargrave (06/03/2026)
- Cynthia B. Hrubes: /s/ Cynthia B. Hrubes, Cynthia B. Hrubes (06/03/2026)
- Daniel Culver: /s/ Daniel Culver, Daniel Culver (06/03/2026)
- Dominick Nuzzo: /s/ Dominick Nuzzo, Dominick Nuzzo (06/03/2026)
- G5 Associates LLC: /s/ Steven Gentile, Steven Gentile/Manager (06/03/2026)
- Gaetano Sabatino: /s/ Gaetano Sabatino, Gaetano Sabatino (06/03/2026)
- George Krooss: /s/ George Krooss, George Krooss (06/03/2026)
- Gregory Heinemann: /s/ Gregory Heinemann, Gregory Heinemann (06/03/2026)
- Harold Tice: /s/ Harold Tice, Harold Tice (06/03/2026)
- Helen Damadian: /s/ Helen Damadian, Helen Damadian (06/03/2026)
- Hershowitz Limited Partnership: /s/ Stephen Hershowitz, Stephen Hershowitz/General Partner (06/03/2026)
- HNA Management, LLC: /s/ Nancy Persoons, Nancy Persoons/Managing Member (06/03/2026)
- James Joseph Flanagan: /s/ James Joseph Flanagan, James Joseph Flanagan (06/03/2026)
- James Persoons: /s/ James Persoons, James Persoons (06/03/2026)
- Janice Veroline: /s/ Janice Veroline, Janice Veroline (06/03/2026)
- Jay Butterman: /s/ Jay Butterman, Jay Butterman (06/03/2026)
- Jevan Damadian: /s/ Jevan Damadian, Jevan Damadian (06/03/2026)
- John Dettori: /s/ John Dettori, John Dettori (06/03/2026)
- Jose Pizarro: /s/ Jose Pizarro, Jose Pizarro (06/03/2026)
- Justin Caico: /s/ Justin Caico, Justin Caico (06/03/2026)
- Karen Diethelm: /s/ Karen Diethelm, Karen Diethelm (06/03/2026)
- Kristin Randazzo: /s/ Kristin Randazzo, Kristin Randazzo (06/03/2026)
- Kurt William Reimann: /s/ Kurt William Reimann, Kurt William Reimann (06/03/2026)
- Louis Corradeno: /s/ Louis Corradeno, Louis Corradeno (06/03/2026)
- Luciano B. Bonanni: /s/ Luciano B. Bonanni, Luciano B. Bonanni (06/03/2026)
- Mark Decker: /s/ Mark Decker, Mark Decker (06/03/2026)
- Megan Flanagan: /s/ Megan Flanagan, Megan Flanagan (06/03/2026)
- Michael Carlin: /s/ Michael Carlin, Michael Carlin (06/03/2026)
- Mike Christie: /s/ Mike Christie, Mike Christie (06/03/2026)
- Peggy Anne McCann: /s/ Peggy Anne McCann, Peggy Anne McCann (06/03/2026)
- Richard Alan Feigenbaum: /s/ Richard Alan Feigenbaum, Richard Alan Feigenbaum (06/03/2026)
- Rob Viel: /s/ Rob Viel, Rob Viel (06/03/2026)
- Robert Bernstein: /s/ Robert Bernstein, Robert Bernstein (06/03/2026)
- Robert W. Heinemann Jr.: /s/ Robert W. Heinemann Jr., Robert W. Heinemann Jr. (06/03/2026)
- Roe Vella Brown: /s/ Roe Vella Brown, Roe Vella Brown (06/03/2026)
- Ronald Merhige: /s/ Ronald Merhige, Ronald Merhige (06/03/2026)
- Ronald G. Lehman II: /s/ Ronald G. Lehman II, Ronald G. Lehman II (06/03/2026)
- Ronald Wagner: /s/ Ronald Wagner, Ronald Wagner (06/03/2026)
- RYJOKA Holdings, LLC: /s/ Joe Davi, Joe Davi/Managing Member (06/03/2026)
- Ryan Flanagan: /s/ Ryan Flanagan, Ryan Flanagan (06/03/2026)
- Sid Prakash: /s/ Sid Prakash, Sid Prakash/Managing Member (06/03/2026)
- Sophimage LLC: /s/ Bill O'Reilly, Bill O'Reilly /Managing Member (06/03/2026)
- Thomas Gemma: /s/ Thomas Gemma, Thomas Gemma (06/03/2026)
- Timothy Raymond Damadian: /s/ Timothy Raymond Damadian, Timothy Raymond Damadian (06/03/2026)
- Tresina O'Rawe: /s/ Tresina O'Rawe, Tresina O'Rawe (06/03/2026)
- Vincent Orrico: /s/ Vincent Orrico, Vincent Orrico (06/03/2026)
- Wendy Heinemann: /s/ Wendy Heinemann, Wendy Heinemann (06/03/2026)
- Xavier Patrick Rodrigo: /s/ Xavier Patrick Rodrigo, Xavier Patrick Rodrigo (06/03/2026)